香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

31st August 2007

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> 2007 Interim Report - published on the Hong Kong Stock Exchange's and our Company's websites on 30th August 2007, and mailed to shareholders on 31st August 2007.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

File No. 82-4086

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 0006)

2007 Interim Report

CORPORATE INFORMATION

BOARD OF DIRECTORS	
Executive Directors	Canning Fok Kin-ning *(Chairman)* Tso Kai-sum *(Group Managing Director)* Susan Chow Woo Mo-fong Andrew John Hunter Kam Hing-lam Francis Lee Lan-yee Victor Li Tzar-kuoi Neil Douglas McGee Frank John Sixt Wan Chi-tin
Non-executive Directors	Ronald Joseph Arculli George Colin Magnus Ewan Yee Lup-yuen
Independent Non-executive Directors	Holger Kluge Ralph Raymond Shea Wong Chung-hin
AUDIT COMMITTEE	Wong Chung-hin *(Chairman)* Ronald Joseph Arculli Holger Kluge Ralph Raymond Shea
REMUNERATION COMMITTEE	Canning Fok Kin-ning *(Chairman)* Ralph Raymond Shea Wong Chung-hin
COMPANY SECRETARY	Lillian Wong
REGISTERED OFFICE	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong Telephone: 2843 3111 Facsimile: 2537 1013 E-mail: mail@heh.com Website: www.heh.com
SHARE REGISTRAR	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
ADR DEPOSITARY	Citibank, N.A. Shareholder Services P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.
KEY DATES	
Interim Results Announcement	9th August 2007
Closure of Register of Members	13th to 20th September 2007 (both days inclusive)
Payment of Interim Dividend (58 cents per share)	21st September 2007

CHAIRMAN'S STATEMENT

Half Year Results

The Group's unaudited consolidated net profit, after tax and Scheme of Control transfers, for the first six months of 2007 was HK$2,660 million, an increase of 7.3% over the same period last year. The Hongkong Electric Company, Ltd. (HEC) earnings for the period were HK$2,141 million (2006: HK$2,128 million). Earnings from the Group's international operations for the six months period were HK$286 million compared with HK$209 million for the same period in 2006. The higher first half 2007 international operations earnings reflected higher operating revenue and higher exchange translation gains on Australian dollar denominated income.

Interim Dividend

The Directors have today declared an interim dividend for 2007 of 58 cents (2006: 58 cents) per share. The dividend will be payable on 21st September 2007, to shareholders whose names appear in the Company's Register of Members on 20th September 2007.

Hong Kong Operations

Growth in unit sales of electricity for the first six months of 2007 was 1.5%. The low level of sales growth was primarily due to the cooler and dryer weather in the spring and to the effect of various energy saving initiatives which together substantially offset the impact of the stronger Hong Kong economy. Maximum demand in the first six months of the year was 2,455 MW compared with 2,434 MW for the same period in 2006.

Our emission reduction programme at the Lamma Power Station continued during the first half of 2007 with work on the flue gas desulphurisation and low nitrogen oxide burner retrofit works for Units 4 and 5. Completion of the retrofit works for Unit 5 is scheduled for 2009 and Unit 4 for 2010. The emission reduction initiatives being undertaken over the next few years will assist us in meeting the Government's 2010 emission targets.

Unit 9, HEC's first 335 MW gas fired combined cycle unit which was commissioned in October 2006 performed satisfactorily during the first half of 2007. It is anticipated that approximately 15% of the electricity generated at the Lamma Power Station in 2007 will be generated by gas. By the end of 2010, it is expected that more than 90% of electricity generated at Lamma will be generated by gas and by coal fired units fitted with flue gas desulphurisation units and low nitrogen oxide burners.

The 800-kW wind turbine on Lamma Island continued to attract public interest in renewable energy with the education exhibit at the site being popular. The potential of a 100 MW offshore wind farm for Hong Kong is being evaluated. A site selection study is underway to identify a preferred site from several potential sites, the study is scheduled for completion later in the year and the next step would then be for an environmental assessment study to be undertaken.

Investment in the transmission and distribution network continued during the first half of 2007 enhancing system reliability and stability. Construction works continued on the Marsh Road 275/132kV substation building which is scheduled for commissioning in August 2008. Customer service remained a priority during the first half of 2007 with all of HEC's 18 published service pledges having been met.

HEC's customers continued to enjoy world class supply reliability during the first six months of 2007 with a supply reliability rating of 99.999% being maintained, a level that has been consistently maintained since 1997.

During the first half of 2007, we continued to promote renewable energy in Hong Kong through the Hongkong Electric Clean Energy Fund and the efficient use of energy through the Smart Power Campaign.

Discussions have continued with the HKSAR Government on the regulatory framework for the electricity market in Hong Kong following the expiry of the current scheme of control agreement at the end of 2008. We have reiterated to the Government that the existing scheme of control and the permitted return under that scheme have ensured that the necessary long term investment has been made in the generation, transmission and distribution facilities to achieve the high degree of stability and reliability that Hong Kong enjoys today and which is not always available in other parts of the world. The post 2008 regulatory framework must recognize our shareholders' continued substantial investment over many years in Hong Kong's electricity infrastructure and our customers' interests in the continued enjoyment of a secure and reliable electricity supply.

International Operations

During the first half of 2007, our Australian electricity businesses recorded satisfactory results with increased revenue. Northern Gas Networks in the U.K. performed in line with expectations. In Thailand construction of the Ratchaburi 1,400 MW gas fired power station in which we have a 25% interest is progressing well.

Outlook

In Hong Kong we expect that the low level of growth in electricity sales will continue into the second half of the year. Higher coal and natural gas prices are expected to continue to negatively impact fuel costs into 2008.

Our international investments have performed well in the first half of 2007. The Group has benefited from its strategy of investing outside Hong Kong. We will continue with this strategy so as to reduce our reliance on earnings from the electricity operations in Hong Kong.

I would like to take this opportunity to thank the board, management and staff for their hard work and contributions during the period.

Canning Fok Kin-ning
Chairman

Hong Kong, 9th August 2007

FINANCIAL REVIEW

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the period amounted to HK$671 million, which was primarily funded by cash from operations. Total external borrowings outstanding at 30th June 2007 were HK$14,881 million (31st December 2006: HK$14,689 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$5,700 million (31st December 2006: HK$5,686 million) and available liquid funds of HK$10,968 million (31st December 2006: HK$10,462 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The Company aims to ensure that adequate financial resources are available for refinancing and business growth. The Company's treasury policy is designed to manage the Group's currency, interest rate and counterparty risks.

In January 2007, The Hongkong Electric Company, Ltd. (HEC), through its subsidiary, Hongkong Electric Finance Limited, issued HK$500 million 5-year notes carrying a coupon rate of 4.32% p.a..

As at 30th June 2007, the net debt of the Group was HK$3,913 million (31st December 2006: HK$4,227 million) with a net debt-to-equity ratio of 9% (31st December 2006: 10%).

The profile of the Group's external borrowings, after taking into account of currency and interest rate swaps, was as follows:

(1) 73% were in Hong Kong dollars and 27% in Australian dollars;

(2) 74% were bank loans and 26% were capital market instruments;

(3) 9% were repayable within 1 year, 62% were repayable between 2 and 5 years and 29% were repayable beyond 5 years;

(4) 44% were in fixed rate and 56% were in floating rate.

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed or capped interest rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. As at 30th June 2007, 44% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment for HEC. Foreign currency transaction exposure is managed, utilising forward contracts and currency swaps. As at 30th June 2007, over 99% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate, currency exposure arising from overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments and the resultant translation difference is included in the Group's reserve account.

The contractual notional amounts of derivative financial instruments outstanding at 30th June 2007 amounted to HK$6,397 million (31st December 2006: HK$5,306 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 30th June 2007 was HK$115 million (31st December 2006: HK$75 million).

Contingent Liabilities

As at 30th June 2007, the Company had given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling HK$5,856 million (31st December 2006: HK$5,563 million). Out of this amount, HK$5,591 million (31st December 2006: HK$5,257 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

As at 30th June 2007, a wholly-owned subsidiary of the Company, HEC, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (31st December 2006: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2007, excluding directors' emoluments, amounted to HK$421 million (30th June 2006: HK$437 million). As at 30th June 2007, the Group employed 1,890 (30th June 2006: 1,960) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Job-related courses to develop and enhance the general skills and knowledge of employees are also provided.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2007

	Note	Six months ended 30th June 2007 HK$ million	2006 HK$ million
Turnover	3	**5,841**	5,653
Direct costs		**(2,041)**	(1,989)
		3,800	3,664
Other revenue and net income		**552**	417
Other operating costs		**(432)**	(404)
Finance costs		**(318)**	(181)
Operating profit		**3,602**	3,496
Share of profits less losses of associates		**126**	73
Profit before taxation	4	**3,728**	3,569
Income tax	5	**(568)**	(572)
Profit after taxation		**3,160**	2,997
Scheme of Control transfers to:	6		
Development Fund		**(500)**	(518)
Rate Reduction Reserve		**—**	—
		(500)	(518)
Profit attributable to equity shareholders			
Local activities		**2,374**	2,270
Overseas activities		**286**	209
Profit for the period		**2,660**	2,479
Interim dividend	7	**1,238**	1,238
Earnings per share — basic and diluted	8	**125 cents**	116 cents
Interim dividend per share	7	**58 cents**	58 cents

The notes on pages 11 to 20 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 30th June 2007

	Note	(Unaudited) 30th June 2007 HK$ million	(Audited) 31st December 2006 HK$ million
Non-current assets			
Fixed assets			
— Property, plant and equipment		**41,416**	41,763
— Assets under construction		**2,312**	2,355
— Interests in leasehold land held for own use under operating leases		**2,350**	2,378
	9	**46,078**	46,496
Interest in associates		**6,944**	6,339
Other non-current financial assets		**1,687**	1,687
Derivative financial instruments		**80**	47
Deferred tax assets		**1**	1
Employee retirement benefit assets		**584**	578
		55,374	55,148
Current assets			
Inventories		**477**	484
Trade and other receivables	10	**1,589**	1,119
Fuel Clause Account		**393**	566
Cash and cash equivalents	11	**10,968**	10,462
		13,427	12,631
Current liabilities			
Trade and other payables	12	**(841)**	(1,095)
Bank overdrafts — unsecured		**—**	(4)
Current portion of bank loans and other borrowings		**(1,416)**	(1,089)
Current taxation		**(871)**	(551)
		(3,128)	(2,739)
Net current assets		**10,299**	9,892
Total assets less current liabilities		**65,673**	65,040
Non-current liabilities			
Interest-bearing borrowings		**(13,465)**	(13,596)
Derivative financial instruments		**(15)**	(1)
Customers' deposits		**(1,559)**	(1,537)
Deferred tax liabilities		**(5,441)**	(5,432)
Employee retirement benefit liabilities		**(388)**	(389)
		(20,868)	(20,955)
Rate Reduction Reserve		**—**	—
Development Fund		**(500)**	—
Net Assets		**44,305**	44,085
Capital and Reserves			
Share capital	13	**2,134**	2,134
Reserves		**42,171**	41,951
Total equity attributable to equity shareholders of the Company	14	**44,305**	44,085

The notes on pages 11 to 20 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2007

	Six months ended 30th June	
	2007	2006
	HK$ million	HK$ million
Net cash generated from operating activities	**3,992**	3,975
Net cash used in investing activities	**(681)**	(1,040)
Net cash used in financing activities	**(2,801)**	(2,536)
Net increase in cash and cash equivalents	**510**	399
Cash and cash equivalents at 1st January	**10,458**	4,553
Cash and cash equivalents at 30th June	**10,968**	4,952
Analysis of the balances of cash and cash equivalents		
Cash and cash equivalents	**10,968**	4,957
Bank overdrafts — unsecured	**—**	(5)
	10,968	4,952

The notes on pages 11 to 20 form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30th June 2007

		Six months ended 30th June	
		2007	2006
	Note	**HK$ million**	HK$ million
Exchange differences on translation of:			
Financial statements of overseas subsidiaries		**57**	(1)
Overseas associates		**148**	8
Cash flow hedge:			
Effective portion of changes in fair value, net of deferred tax		**24**	75
Transferred to initial carrying amount of non-financial hedged items		**1**	(1)
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax		**40**	—
Net income/(expense) recognised directly in equity	*14*	**270**	81
Profit for the period		**2,660**	2,479
Total recognised income and expense for the period	*14*	**2,930**	2,560
Attributable to equity shareholders of the Company		**2,930**	2,560

The notes on pages 11 to 20 form part of these financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Hong Kong Dollars)

1. Review of Condensed Interim Financial Statements

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the applicable provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed interim financial statements should be read in conjunction with the 2006 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the 2006 annual financial statements except for the adoption of the new standards, amendments to standards and interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January 2007. The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31st December 2007.

(a) Amendment to HKAS 1 Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after 1st January 2007)

(b) HKFRS 7 Financial Instruments: Disclosures (effective for annual periods beginning on or after 1st January 2007)

(c) HK(IFRIC) Interpretation 7 Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after 1st March 2006)

(d) HK(IFRIC) Interpretation 8 Scope of HKFRS 2 (effective for annual periods beginning on or after 1st May 2006)

(e) HK(IFRIC) Interpretation 9 Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1st June 2006)

The adoption of these new standards, amendments to standards and interpretations has no material financial effect on the Group's results and financial position for the current or prior periods.

2. **Basis of Preparation** *(Continued)*

The Group has not early adopted the following new/revised standards and interpretations that have been issued but not yet effective for the accounting period ending 31st December 2007. The Group is in the process of making an assessment of the impact of these new/revised standards and interpretations to the Group's results of operations and financial position in the period of initial application.

		Effective for annual periods beginning on or after
HKAS 23 (Revised)	Borrowing Costs	1st January 2009
HKFRS 8	Operating Segments	1st January 2009
HK(IFRIC) Interpretation 11	HKFRS 2 — Group and Treasury Share Transactions	1st March 2007
HK(IFRIC) Interpretation 12	Service Concession Arrangements	1st January 2008

3. **Turnover and Segmental Information**

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June		Operating profit Six months ended 30th June	
	2007	2006	**2007**	2006
	$ million	$ million	**$ million**	$ million
Principal activities				
Sales of electricity and its related income	**5,818**	5,634	**3,404**	3,281
Technical service fees	**23**	19	**4**	4
Unallocated and other items	**—**	—	**50**	76
	5,841	5,653	**3,458**	3,361
Interest income			**486**	327
Finance costs			**(318)**	(181)
Unallocated group expenses			**(24)**	(11)
Operating profit			**3,602**	3,496

3. Turnover and Segmental Information *(Continued)*

Geographical locations of operations

	Turnover Six months ended 30th June	
	2007	2006
	$ million	$ million
Hong Kong	**5,832**	5,647
Rest of Asia and other locations	**9**	6
	5,841	5,653

4. Profit Before Taxation

	Six months ended 30th June	
	2007	2006
	$ million	$ million
Profit before taxation is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**376**	305
Less: interest capitalised to fixed assets	**(52)**	(118)
interest transferred to fuel cost	**(6)**	(6)
	318	181
Depreciation		
Depreciation charges for the period	**1,042**	1,008
Less: depreciation capitalised	**(63)**	(67)
	979	941
Amortisation of leasehold land	**28**	27
Net profit on disposal of fixed assets	**—**	(3)

5. Income Tax

	Six months ended 30th June 2007 $ million	2006 $ million
Current Tax		
The Company and its subsidiaries — Hong Kong	**572**	542
— Overseas	**1**	—
	573	542
Deferred Tax		
The Company and its subsidiaries — Hong Kong	**(5)**	29
— Overseas	**—**	1
	(5)	30
Total	**568**	572

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2006: 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the period.

6. Scheme of Control Transfers

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. Interim Dividend

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June 2007 $ million	2006 $ million
Interim dividend of 58 cents per share (2006: 58 cents per share)	**1,238**	1,238

8. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $2,660 million (2006: $2,479 million) and 2,134,261,654 ordinary shares (2006: 2,134,261,654 ordinary shares) in issue during the period.

9. Fixed Assets

During the period, additions to property, plant and equipment amounted to $671 million (2006: $1,137 million). Net book value of property, plant and equipment disposed amounted to $19 million (2006: $25 million).

10. Trade and Other Receivables

	30th June 2007 $ million	31st December 2006 $ million
Derivative financial instruments	**10**	19
Debtors (see note below)	**1,579**	1,100
	1,589	1,119
Debtors' ageing is analysed as follows:		
Current or less than 1 month overdue	**848**	596
1 to 3 months overdue	**24**	29
More than 3 months overdue but less than 12 months overdue	**9**	10
Total trade debtors (see note below)	**881**	635
Deposits, prepayments and other receivables	**698**	465
	1,579	1,100

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

11. Cash and Cash Equivalents

	30th June 2007 $ million	31st December 2006 $ million
Deposits with banks and other financial institutions	**10,927**	10,435
Cash at bank and in hand	**41**	27
	10,968	10,462

12. Trade and Other Payables

	30th June 2007 $ million	31st December 2006 $ million
Creditors (see note below)	**832**	1,090
Derivative financial instruments	**9**	5
	841	1,095
Creditors' ageing is analysed as follows:		
Due within 1 month or on demand	**185**	349
Due after 1 month but within 3 months	**176**	267
Due after 3 months but within 12 months	**432**	441
	793	1,057
Other payables	**39**	33
	832	1,090

13. Share Capital

	Number of Shares	30th June 2007 $ million	31st December 2006 $ million
Authorised:			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid:			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

There were no movements in the share capital of the Company during the period.

14. Total Equity

$ million	Share Capital	Share Premium	Exchange Reserve	Hedging Reserve	Revenue Reserve	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2006	2,134	4,476	132	2	31,227	3,714	41,685
Exchange differences on translation of:							
— financial statements of overseas subsidiaries	—	—	(1)	—	—	—	(1)
— overseas associates	—	—	8	—	—	—	8
Cash flow hedge:							
— effective portion of changes in fair value, net of deferred tax	—	—	—	37	38	—	75
— transferred to initial carrying amount of non-financial hedged items	—	—	—	(1)	—	—	(1)
Net income/(expense) recognised directly in equity	—	—	7	36	38	—	81
Profit for the period	—	—	—	—	2,479	—	2,479
Total recognised income and expense for the period	—	—	7	36	2,517	—	2,560
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(3,714)	(3,714)
Interim dividend (see note 7)	—	—	—	—	(1,238)	1,238	—
Total equity at 30th June 2006	2,134	4,476	139	38	32,506	1,238	40,531

14. Total Equity *(continued)*

$ million	Share Capital	Share Premium	Exchange Reserve	Hedging Reserve	Revenue Reserve	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2007	2,134	4,476	202	107	34,456	2,710	44,085
Exchange differences on translation of:							
— financial statements of overseas subsidiaries	—	—	57	—	—	—	57
— overseas associates	—	—	148	—	—	—	148
Cash flow hedge:							
— effective portion of changes in fair value, net of deferred tax	—	—	—	24	—	—	24
— transferred to initial carrying amount of non-financial hedged items	—	—	—	1	—	—	1
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	—	—	—	—	40	—	40
Net income/(expense) recognised directly in equity	—	—	205	25	40	—	270
Profit for the period	—	—	—	—	2,660	—	2,660
Total recognised income and expense for the period	—	—	205	25	2,700	—	2,930
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(2,710)	(2,710)
Interim dividend (see note 7)	—	—	—	—	(1,238)	1,238	—
Total equity at 30th June 2007	2,134	4,476	407	132	35,918	1,238	44,305

15. Material Related Party Transactions

The Group had the following material transactions with related parties during the period:

(a) Associates

Interest income received/receivable from associates in respect of the loans to associates amounted to $249 million (2006: $225 million) for the period. At 30th June 2007, the total outstanding interest bearing loan balances due from associates were $4,652 million (30th June 2006: $3,992 million).

(b) Key Management Personnel Compensation

Remuneration for key management personnel, including amounts paid to the Company's directors, is as follows:

	Six months ended 30th June	
	2007	2006
	$ million	$ million
Short-term employee benefits	**28**	31
Post-employment benefits	**1**	1
	29	32

At 30th June 2007, the total outstanding amount due from the key management personnel was $0.9 million (30th June 2006: $ nil).

16. Commitments

The Group's outstanding commitments not provided for in the financial statements were as follows:

	30th June 2007	31st December 2006
	$ million	$ million
Contracted for:		
Capital expenditure	**1,173**	1,218
Investment in associates	**296**	309
Available-for-sale equity securities	**1**	—
	1,470	1,527
Authorised but not contracted for:		
Capital expenditure	**8,078**	8,674

17. Contingent Liabilities

At 30th June 2007, there were contingent liabilities as follows:

- The Company has given guarantees and indemnities in respect of bank and other borrowing facilities made available to and financial commitments of subsidiaries totalling $5,856 million (31st December 2006: $5,563 million) equivalent.

- A wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of $210 million (31st December 2006: $210 million) at expiry of the lease.

OTHER INFORMATION

Closure of Register of Members

The register of members will be closed from Thursday, 13th September 2007 to Thursday, 20th September 2007 both days inclusive for the purpose of ascertaining entitlement to the interim dividend. To qualify for the interim dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 12th September 2007.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the six months ended 30th June 2007.

Code on Corporate Governance Practices

With the exception that Non-executive Directors are not appointed for a specific term but retire by rotation and subject to re-election once every three years, the Company has complied with the applicable code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the six months ended 30th June 2007.

Model Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as the Group's code of conduct regarding Directors' securities transactions. All Directors have confirmed following specific enquiry that they have complied with the required standards set out in the Model Code throughout the six months ended 30th June 2007.

Directors' Interests

At 30th June 2007, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Francis Lee Lan-yee	Beneficial owner	Personal	739	—	739	≃0%
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	—	2,011	≃0%
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	—	850,740,813	39.86%
	Beneficiary of trusts	Other	829,599,612 *(Note 1)*	20,990,201 *(Note 2)*		

Notes:

(1) *These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").*

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) *Such underlying shares of the Company are held by an indirect wholly-owned subsidiary of CKH by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme.*

By virtue of the interests in the shares of CKH taken to have by Mr. Victor Li Tzar-kuoi under the SF Ordinance as described in Note (1) above which represent more than one-third of the issued share capital of CKH and as a Director of the Company, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the said interest in the underlying shares of the Company under the SF Ordinance.

Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Short Positions in Underlying Shares of the Company

As at 30th June 2007, Mr. Victor Li Tzar-kuoi, as a Director of the Company, was deemed to be interested in the 20,990,201 underlying shares of the Company by virtue of the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly-owned subsidiary of CKH by virtue of his interests in the shares of CKH as described in Note (1) above.

Save as disclosed above, at 30th June 2007, none of the Directors or chief executive had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SF Ordinance or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors in the Listing Rules.

Interests of Shareholders Discloseable under the SF Ordinance

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 30th June 2007, shareholders (other than Directors and the chief executive of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance were as follows:

Long Positions in Shares and Underlying Shares of the Company

Name	Capacity	Number of Shares Held	Number of Underlying Shares Held	Total	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	128,423,957	—	128,423,957	6.02%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	—	186,736,842	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	—	197,597,511	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	—	279,011,102	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	—	287,211,674	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	—	829,599,612	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	—	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	—	829,599,612	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	20,990,201 *(Note 7)*	850,589,813	39.85%

Short Positions in Underlying Shares of the Company

Name	Capacity	Number of Underlying Shares Held	Approximate % of Shareholding
Cheung Kong (Holdings) Limited	Interest of a controlled corporation	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	20,990,201 *(Note 7)*	0.98%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	20,990,201 *(Note 7)*	0.98%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.

(7) *The references to 20,990,201 underlying shares of the Company relate to the same block of interest and short position in the underlying shares of the Company which were derived from the HK Dollar equity-linked notes due 2007 issued under HK$10,000,000,000 retail note issuance programme held by a wholly-owned subsidiary of CKH. By virtue of the SF Ordinance, each of TUT1, TDT1, TDT2 and Mr. Li Ka-shing is deemed to be interested in the same block of interest and short position in the 20,990,201 underlying shares of the Company held by CKH as described in Note (6) above.*

Save as disclosed above, at 30th June 2007, the Company has not been notified by any persons (other than Directors and the chief executive of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a combined balance sheet of the affiliated companies as at 30th June 2007 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

Combined Balance Sheet of the Affiliated Companies

as at 30th June 2007	HK$ million
Non-current assets	63,464
Current assets	3,381
Current liabilities	(8,573)
Non-current liabilities	(49,328)
Net assets	8,944
Share capital	4,888
Reserves	4,056
Capital and reserves	8,944

As at 30th June 2007, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$6,934 million.

(七) *上述所提之20,990,201股本公司之相關股份，實指本公司的同一相關股份之權益及淡倉，因長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行、於二零零七年到期之港元股票掛鈎債券而持有。如上述附註(六)所述，根據證券及期貨條例規定，TUT1、TDT1、TDT2及李嘉誠先生均被視為擁有由長實所持有之20,990,201股本公司相關股份之權益及淡倉。*

除上文披露者外，於二零零七年六月三十日，概無任何人士(本公司董事及最高行政人員除外)曾知會本公司擁有根據證券及期貨條例第XV部之條文須向本公司披露或記載於本公司按證券及期貨條例第三百三十六條存放之登記冊內的本公司股份或相關股份之權益或淡倉。

遵照上市規則第十三章第13.22條須予披露之資料

有關本集團給予若干聯屬公司的財務支援，茲將根據上市規則第十三章第13.22條的規定而須予披露的該等聯屬公司於二零零七年六月三十日之合併資產負債表載列如下：

該等聯屬公司之合併資產負債表 *於二零零七年六月三十日*	港幣百萬元
非流動資產	63,464
流動資產	3,381
流動負債	(8,573)
非流動負債	(49,328)
資產淨值	8,944
股本	4,888
儲備	4,056
資本及儲備	8,944

於二零零七年六月三十日，集團於該等聯屬公司之綜合應佔權益合共為港幣六十九億三千四百萬元。

於相關股份之淡倉

名稱	身分	持有相關股份數目	佔股權之概約百分比
長江實業(集團)有限公司	受控制公司之權益	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Trust 信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	20,990,201 (附註七)	0.98%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
身為另一全權信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	20,990,201 (附註七)	0.98%
李嘉誠	全權信託之成立人及受控制公司之權益	20,990,201 (附註七)	0.98%

附註：

(一) 該等公司乃Hyford Limited(「Hyford」)之直接或間接全資附屬公司，其權益包括在下列附註(二)所述Hyford所持829,599,612股本公司股份之同一股份權益內。

(二) 由於長江基建集團有限公司(「長江基建」)間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述附註(一)所述829,599,612股本公司股份。其權益包括在下列附註(三)所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三) 由於Hutchison Infrastructure Holdings Limited持有長江基建三分之一以上已發行股本，和記企業有限公司持有Hutchison Infrastructure Holdings Limited三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述附註(二)所述829,599,612股本公司股份。

(四) 由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述附註(三)所述829,599,612股本公司股份。

(五) 由於Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註(四)所述之本公司股份權益。

(六) 根據證券及期貨條例，李嘉誠先生(為The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之財產授予人，按證券及期貨條例而言，可能被視為該等信託之成立人)、Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」)以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited(「TDT2」)以DT2信託人身分均被視為持有上述附註(五)所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。

根據證券及期貨條例須予披露之股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於二零零七年六月三十日，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部的條文須向本公司披露的權益或淡倉之股東（本公司董事及最高行政人員除外）如下：

於股份及相關股份之好倉

名稱	身分	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
Silchester International Investors Limited	投資經理	128,423,957	—	128,423,957	6.02%
Interman Development Inc.	實益擁有人	186,736,842 *（附註一）*	—	186,736,842	8.75%
Venniton Development Inc.	實益擁有人	197,597,511 *（附註一）*	—	197,597,511	9.26%
Univest Equity S.A.	實益擁有人	279,011,102 *（附註一）*	—	279,011,102	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674 *（附註一）*	—	287,211,674	13.46%
Hyford Limited	受控制公司之權益	829,599,612 *（附註二）*	—	829,599,612	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612 *（附註二）*	—	829,599,612	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612 *（附註三）*	—	829,599,612	38.87%
和記企業有限公司	受控制公司之權益	829,599,612 *（附註三）*	—	829,599,612	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612 *（附註三）*	—	829,599,612	38.87%
長江實業(集團)有限公司	受控制公司之權益	829,599,612 *（附註四）*	20,990,201 *（附註七）*	850,589,813	39.85%
身為The Li Ka-Shing Unity Trust 信託人之 Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612 *（附註五）*	20,990,201 *（附註七）*	850,589,813	39.85%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之 Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612 *（附註六）*	20,990,201 *（附註七）*	850,589,813	39.85%
身為另一全權信託的信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612 *（附註六）*	20,990,201 *（附註七）*	850,589,813	39.85%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612 *（附註六）*	20,990,201 *（附註七）*	850,589,813	39.85%

根據證券及期貨條例，李澤鉅先生身為本公司董事，由於根據上文所述及作為 DT1 及 DT2全權信託之可能受益人及身為長實董事，被視為須就由 TUT1 以 UT1 信託人身分及 TUT1 相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有 Unity Holdco 三分之一已發行股本及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就 TUT1 以 UT1 信託人身分及TUT1 相關公司持有之長實股份申報權益。

(二) 該等本公司之相關股份，乃長實一家間接持有之全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行，於二零零七年到期之港元股票掛鈎債券而持有。

由於李澤鉅先生按上述附註(一)所述，又根據證券及期貨條例被視作持有長實三分之一以上已發行股本權益、又身為本公司董事，故根據證券及期貨條例規定被視為有責任披露持有該等本公司之相關股份權益。

李澤鉅先生按上述附註(一)所述持有的權益，又身為本公司董事，故根據證券及期貨條例亦被視作透過本公司持有本公司附屬及聯營公司之股份權益。

於相關股份之淡倉

於二零零七年六月三十日，由於李澤鉅先生持有上文附註(一)所述之長實股份權益，又身為本公司董事，故亦被視作持有20,990,201股本公司之相關股份權益，該等相關股份權益乃長實一家全資附屬公司持有根據港幣10,000,000,000元零售債券發行計劃發行於二零零七年到期之港元股票掛鈎債券而持有。

除上文所披露者外，於二零零七年六月三十日，本公司各董事或最高行政人員概無於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有根據證券及期貨條例第XV部須知會本公司及香港聯合交易所有限公司(「聯交所」)的權益或淡倉，或記載於本公司按證券及期貨條例第三百五十二條而存放之登記冊內的權益或淡倉，或根據上市規則內之上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益或淡倉。

董事權益

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於二零零七年六月三十日持有本公司及其相聯公司（根據證券及期貨條例之定義）之股份權益如下：

於股份及相關股份之好倉

董事姓名	身分	權益性質	持有股份數目	持有相關股份數目	總數	佔股權之概約百分比
李蘭意先生	實益擁有人	個人權益	739	—	739	≃0%
夏佳理先生	受控制公司之權益	公司權益	2,011	—	2,011	≃0%
李澤鉅先生	子女或配偶權益	家族權益	151,000	—	850,740,813	39.86%
	信託受益人	其他權益	829,599,612 (附註一)	20,990,201 (附註二)		

附註：

(一) *該等股份由長江基建集團有限公司（「長江基建」）之若干附屬公司持有。*

The Li Ka-Shing Unity Discretionary Trust（「DT1」）及另一全權信託（「DT2」）之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」，為DT1之信託人）及Li Ka-Shing Unity Trustcorp Limited（「TDT2」，為DT2之信託人）持有若干The Li Ka-Shing Unity Trust（「UT1」）單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited（「TUT1」）以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司（「TUT1相關公司」）共同持有長江實業（集團）有限公司（「長實」）三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司（「和記黃埔」）三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited（「Unity Holdco」）擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

其他資料

暫停過戶登記

為確定可享有收取中期股息權利的股東名單，本公司將由二零零七年九月十三日星期四至二零零七年九月二十日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派中期股息者，務須於二零零七年九月十二日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

購回、出售或贖回本公司之股份

截至二零零七年六月三十日止六個月內，本公司及其附屬公司並無購回、出售或贖回本公司之股份。

企業管治常規守則

除各非執行董事無指定任期但須每三年一次輪值退任並接受重選外，本公司在截至二零零七年六月三十日止六個月內均有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則內適用守則的規定。

董事進行證券交易的標準守則

本公司的董事局已採用載於上市規則附錄十的董事進行證券交易的標準守則(「標準守則」)作為本集團關於董事進行證券交易的操守準則。所有董事經明確查詢後已確認，彼等在截至二零零七年六月三十日止六個月內均有遵守標準守則的規定。

十七. 或有債務

於二零零七年六月三十日，本公司有下列之或有債務：

— 本公司就附屬公司之銀行及其他借款額及就附屬公司之財務承擔合共等值五十八億五千六百萬元(二零零六年十二月三十一日為五十五億六千三百萬元)作出擔保及賠償保證。

— 集團的全資附屬公司香港電燈有限公司就一項於租約期滿日之二億一千萬元(二零零六年十二月三十一日為二億一千萬元)設備租賃價值而向第三者作出擔保。

十五. 重大有關連人士交易

本集團於期內與有關連人士的重大交易如下：

(a) 聯營公司

就給予聯營公司之貸款在本期間已收／應收來自聯營公司之利息收入達二億四千九百萬元（二零零六年達二億二千五百萬元）。於二零零七年六月三十日，給予聯營公司之未償還計息貸款總額為四十六億五千二百萬元（二零零六年六月三十日為三十九億九千二百萬元）。

(b) 主要管理人員的酬金

主要管理人員的酬金包括已支付予本公司董事的金額如下：

	截至六月三十日止之六個月	
	二零零七年	二零零六年
	百萬元	百萬元
短期僱員福利	**28**	31
退休後福利	**1**	1
	29	32

於二零零七年六月三十日，應收主要管理人員的未償還總額為九十萬元（二零零六年六月三十日：無）。

十六. 承擔

本集團之未償付而又未在財務報表內提撥準備的承擔如下：

	二零零七年六月三十日	二零零六年十二月三十一日
	百萬元	百萬元
已簽約：		
資本支出	**1,173**	1,218
聯營公司的投資	**296**	309
可供出售股本證券	**1**	—
	1,470	1,527
已批准但未簽約：		
資本支出	**8,078**	8,674

十四. 股本權益總額 *(續)*

百萬元	股本	股本溢價	匯兑儲備	對沖儲備	收益儲備	擬派／宣派股息	股本權益總額
	本公司股東應佔部分						
於二零零七年一月一日之權益總額	2,134	4,476	202	107	34,456	2,710	44,085
換算下列各項的匯兑差額：							
— 海外附屬公司的財務報表	—	—	57	—	—	—	57
— 海外聯營公司	—	—	148	—	—	—	148
現金流量對沖：							
— 公平價值有效部分變動（扣除遞延稅項後的淨額）	—	—	—	24	—	—	24
— 已撥入非財務對沖項目之首次賬面金額	—	—	—	1	—	—	1
界定福利退休計劃精算損益（扣除遞延稅項後的淨額）	—	—	—	—	40	—	40
在股本權益直接確認的淨收益／（開支）	—	—	205	25	40	—	270
本期溢利	—	—	—	—	2,660	—	2,660
本期確認的收益及開支總額	—	—	205	25	2,700	—	2,930
已核准並派發之上年度末期股息	—	—	—	—	—	(2,710)	(2,710)
中期股息（參閱附註七）	—	—	—	—	(1,238)	1,238	—
於二零零七年六月三十日之權益總額	2,134	4,476	407	132	35,918	1,238	44,305

十四. 股本權益總額

百萬元	股本	股本溢價	匯兌儲備	對沖儲備	收益儲備	擬派／宣派股息	股本權益總額
	本公司股東應佔部分						
於二零零六年一月一日之權益總額	2,134	4,476	132	2	31,227	3,714	41,685
換算下列各項的匯兌差額：							
一海外附屬公司的財務報表	—	—	(1)	—	—	—	(1)
一海外聯營公司	—	—	8	—	—	—	8
現金流量對沖：							
一公平價值有效部分變動（扣除遞延稅項後的淨額）	—	—	—	37	38	—	75
一已撥入非財務對沖項目之首次賬面金額	—	—	—	(1)	—	—	(1)
在股本權益直接確認的淨收益／(開支)	—	—	7	36	38	—	81
本期溢利	—	—	—	—	2,479	—	2,479
本期確認的收益及開支總額	—	—	7	36	2,517	—	2,560
已核准並派發之上年度末期股息	—	—	—	—	—	(3,714)	(3,714)
中期股息（參閱附註七）	—	—	—	—	(1,238)	1,238	—
於二零零六年六月三十日之權益總額	2,134	4,476	139	38	32,506	1,238	40,531

十一. 現金及現金等值

	二零零七年六月三十日 百萬元	二零零六年十二月三十一日 百萬元
銀行及其他財務機構之存款	**10,927**	10,435
銀行存款及現金	**41**	27
	10,968	10,462

十二. 應付營業及其他賬項

	二零零七年六月三十日 百萬元	二零零六年十二月三十一日 百萬元
應付賬項(參閱下列附註)	**832**	1,090
衍生金融工具	**9**	5
	841	1,095
應付賬項賬齡分析如下：		
一個月內或接獲通知時到期	**185**	349
一個月後但三個月內到期	**176**	267
三個月後但十二個月內到期	**432**	441
	793	1,057
其他應付賬項	**39**	33
	832	1,090

十三. 股本

	股數	二零零七年六月三十日 百萬元	二零零六年十二月三十一日 百萬元
法定股本：			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本：			
每股一元之普通股	2,134,261,654	**2,134**	2,134

在期內，本公司的股本並沒有任何變動。

八. 每股溢利

每股溢利是按照本期內本公司股東應佔溢利二十六億六千萬元(二零零六年為二十四億七千九百萬元)及本期內已發行2,134,261,654普通股(二零零六年為2,134,261,654普通股)計算。

九. 固定資產

本集團於期內增加的物業、機器及設備為六億七千一百萬元(二零零六年為十一億三千七百萬元)。而變賣的物業、機器及設備,其賬面淨值為一千九百萬元(二零零六年為二千五百萬元)。

十. 應收營業及其他賬項

	二零零七年六月三十日 百萬元	二零零六年十二月三十一日 百萬元
衍生金融工具	**10**	19
應收賬項(參閱下列附註)	**1,579**	1,100
	1,589	1,119
應收賬項賬齡分析如下:		
現在或少於一個月過期未付	**848**	596
一至三個月過期未付	**24**	29
超過三個月但少於十二個月過期未付	**9**	10
總應收營業賬項(參閱下列附註)	**881**	635
定金、預付款項及其他應收賬項	**698**	465
	1,579	1,100

發給家庭、小型工業、商業及雜項供電客戶的電費賬單,收到時已到期,須立即繳付。發給最高負荷供電客戶的賬單,將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬,則香港電燈有限公司可另加百分之五附加費於賬單內。

五. 所得稅

	截至六月三十日止之六個月	
	二零零七年	二零零六年
	百萬元	百萬元
本期稅項		
本公司及其附屬公司 — 香港	**572**	542
— 海外	**1**	—
	573	542
遞延稅項		
本公司及其附屬公司 — 香港	**(5)**	29
— 海外	**—**	1
	(5)	30
總額	**568**	572

香港利得稅準備乃按照期內的估計應課稅溢利以稅率百分之十七點五(二零零六年為百分之十七點五)計算。海外稅項準備乃按照期內的估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

七. 中期股息

在資產負債表日後，董事局宣佈派發中期股息如下:

	截至六月三十日止之六個月	
	二零零七年	二零零六年
	百萬元	百萬元
中期股息每股五角八分 (二零零六年為每股五角八分)	**1,238**	1,238

三. 營業額及分部資料（續）

經營地區

	營業額 截至六月三十日止之六個月 二零零七年 百萬元	 二零零六年 百萬元
香港	**5,832**	5,647
其他亞洲國家及其他地區	**9**	6
	5,841	5,653

四. 除稅前溢利

	截至六月三十日止之六個月 二零零七年 百萬元	 二零零六年 百萬元
除稅前溢利已扣除／(計入)下列項目：		
財務成本		
貸款利息	**376**	305
減去：轉作固定資產之利息	**(52)**	(118)
轉作燃料成本之利息	**(6)**	(6)
	318	181
折舊		
期內之折舊費用	**1,042**	1,008
減去：折舊資本化	**(63)**	(67)
	979	941
租約土地攤銷	**28**	27
變賣固定資產溢利淨額	**—**	(3)

二. 編製的基準 *(續)*

本集團並無提早採納以下已頒佈但於截至二零零七年十二月三十一日止會計期間尚未正式生效之新／經修訂準則及詮釋。本集團現正對此等新／經修訂準則及詮釋於初始應用期間對本集團業績及財政狀況的影響進行評估。

		於下列日期或其後開始之年度期間生效
香港會計準則第二十三號（經修訂）	借貸成本	二零零九年一月一日
香港財務報告準則第八號	經營分部	二零零九年一月一日
香港（國際財務報告準則詮釋委員會）第十一號	香港財務報告準則第二號 — 集團及庫存股份交易	二零零七年三月一日
香港（國際財務報告準則詮釋委員會）第十二號	服務經營權安排	二零零八年一月一日

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額		**經營溢利**	
	截至六月三十日止之六個月		**截至六月三十日止之六個月**	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	百萬元	百萬元	**百萬元**	百萬元
主要業務				
電力銷售及電力有關收入	**5,818**	5,634	**3,404**	3,281
技術服務收入	**23**	19	**4**	4
未分配及其他項目	**—**	—	**50**	76
	5,841	5,653	**3,458**	3,361
利息收入			**486**	327
財務成本			**(318)**	(181)
未分配的集團支出			**(24)**	(11)
經營溢利			**3,602**	3,496

未經審核簡明中期財務報表附註

(以港幣顯示)

一. 審閱簡明中期財務報表

本簡明中期財務報表乃未經審核，但已由審計委員會作出審閱。

二. 編製的基準

本簡明中期財務報表乃根據香港聯合交易所有限公司證券上市規則及香港會計師公會所頒佈之香港會計準則第三十四號「中期財務報告」之適用的規定所編製而成。

本簡明中期財務報表應與二零零六年年度財務報表一併閱覽。

編製本簡明中期財務報表所採用之會計政策與計算方法，與編製二零零六年年度財務報表所採用者一致，惟採納香港會計師公會頒佈必需於二零零七年一月一日開始的年度期間生效之新準則、準則之修訂及詮釋則除外。下列新準則、準則之修訂及詮釋須於截至二零零七年十二月三十一日止財政年度實行。

(a) 對香港會計準則第一號之修訂「財務報表之呈報：資本披露」(於二零零七年一月一日或其後開始的年度期間生效)

(b) 香港財務報告準則第七號「金融工具：披露」(於二零零七年一月一日或其後開始的年度期間生效)

(c) 香港(國際財務報告準則詮釋委員會)第七號「採用根據香港會計準則第二十九號惡性通脹經濟財務報告之重列處理法」(於二零零六年三月一日或其後開始的年度期間生效)

(d) 香港(國際財務報告準則詮釋委員會)第八號「香港財務報告準則第二號之範圍」(於二零零六年五月一日或其後開始的年度期間生效)

(e) 香港(國際財務報告準則詮釋委員會)第九號「嵌入式衍生工具之重估」(於二零零六年六月一日或其後開始的年度期間生效)

採納此等新準則、準則之修訂及詮釋對本集團於本期及過往期間之業績及財務狀況概無重大財政影響。

未經審核綜合確認收支報表

截至二零零七年六月三十日止之六個月

		截至六月三十日止之六個月	
		二零零七年	二零零六年
	附註	**港幣百萬元**	港幣百萬元
換算下列各項的匯兌差額：			
海外附屬公司的財務報表		**57**	(1)
海外聯營公司		**148**	8
現金流量對沖：			
公平價值有效部分變動（扣除遞延稅項後的淨額）		**24**	75
已撥入非財務對沖項目之首次賬面金額		**1**	(1)
界定福利退休計劃精算損益（扣除遞延稅項後的淨額）		**40**	—
在股本權益直接確認的淨收益／（開支）	*十四*	**270**	81
本期溢利		**2,660**	2,479
本期確認的收益及開支總額	*十四*	**2,930**	2,560
本公司股東應佔部分		**2,930**	2,560

載於第十一頁至第二十頁之附註為本財務報表之一部分。

未經審核簡明綜合現金流量表

截至二零零七年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
來自營運活動之現金淨額	**3,992**	3,975
用於投資活動之現金淨額	**(681)**	(1,040)
用於融資活動之現金淨額	**(2,801)**	(2,536)
現金及現金等值之增加淨額	**510**	399
於一月一日之現金及現金等值	**10,458**	4,553
於六月三十日之現金及現金等值	**10,968**	4,952
現金及現金等值結存分析		
現金及現金等值	**10,968**	4,957
銀行透支－無抵押	**—**	(5)
	10,968	4,952

載於第十一頁至第二十頁之附註為本財務報表之一部分。

綜合資產負債表

於二零零七年六月三十日

	附註	(未經審核) 二零零七年 六月三十日 港幣百萬元	(經審核) 二零零六年 十二月三十一日 港幣百萬元
非流動資產			
固定資產			
－ 物業、機器及設備		**41,416**	41,763
－ 在建造中資產		**2,312**	2,355
－ 根據經營租賃持作自用之租約土地權益		**2,350**	2,378
	九	**46,078**	46,496
聯營公司權益		**6,944**	6,339
其他非流動財務資產		**1,687**	1,687
衍生金融工具		**80**	47
遞延税項資產		**1**	1
僱員退休福利資產		**584**	578
		55,374	55,148
流動資產			
存貨		**477**	484
應收營業及其他賬項	十	**1,589**	1,119
燃料價條款賬		**393**	566
現金及現金等值	十一	**10,968**	10,462
		13,427	12,631
流動負債			
應付營業及其他賬項	十二	**(841)**	(1,095)
銀行透支－無抵押		**—**	(4)
銀行貸款及其他貸款流動部分		**(1,416)**	(1,089)
本期税項		**(871)**	(551)
		(3,128)	(2,739)
流動資產淨額		**10,299**	9,892
總資產減流動負債		**65,673**	65,040
非流動負債			
計息貸款		**(13,465)**	(13,596)
衍生金融工具		**(15)**	(1)
客戶按金		**(1,559)**	(1,537)
遞延税項負債		**(5,441)**	(5,432)
僱員退休福利負債		**(388)**	(389)
		(20,868)	(20,955)
減費儲備		**—**	—
發展基金		**(500)**	—
資產淨值		**44,305**	44,085
資本及儲備			
股本	十三	**2,134**	2,134
儲備		**42,171**	41,951
本公司股東應佔之股本權益總額	十四	**44,305**	44,085

載於第十一頁至第二十頁之附註為本財務報表之一部分。

未經審核綜合損益表

截至二零零七年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零七年 港幣百萬元	二零零六年 港幣百萬元
營業額	三	**5,841**	5,653
直接成本		**(2,041)**	(1,989)
		3,800	3,664
其他收入及收益淨額		**552**	417
其他營運成本		**(432)**	(404)
財務成本		**(318)**	(181)
經營溢利		**3,602**	3,496
應佔聯營公司溢利減虧損		**126**	73
除稅前溢利	四	**3,728**	3,569
所得稅	五	**(568)**	(572)
除稅後溢利		**3,160**	2,997
管制計劃調撥撥入：	六		
發展基金		**(500)**	(518)
減費儲備		**—**	—
		(500)	(518)
股東應佔溢利			
香港業務		**2,374**	2,270
海外業務		**286**	209
本期溢利		**2,660**	2,479
中期股息	七	**1,238**	1,238
每股溢利 — 基本及攤薄	八	**125 分**	116 分
每股中期股息	七	**58 分**	58 分

載於第十一頁至第二十頁之附註為本財務報表之一部分。

或有債務

於二零零七年六月三十日，本公司就附屬公司之銀行及其他貸款額及就附屬公司之財務承擔合共港幣五十八億五千六百萬元（二零零六年十二月三十一日為港幣五十五億六千三百萬元）作出擔保及賠償保證。在該或有債務中，港幣五十五億九千一百萬元（二零零六年十二月三十一日為港幣五十二億五千七百萬元）已反映在集團的綜合資產負債表內。

於二零零七年六月三十日，集團的全資附屬公司港燈就一項於租約期滿日之港幣二億一千萬元（二零零六年十二月三十一日為港幣二億一千萬元）設備租賃價值而向第三者作出擔保。

僱員

集團採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零七年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億二千一百萬元（二零零六年六月三十日為港幣四億三千七百萬元）。於二零零七年六月三十日，集團長期僱員人數為一千八百九十名（二零零六年六月三十日為一千九百六十名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦透過課堂訓練及網絡授課提供管理及職務技術、語言技巧、電腦知識、與本行業有關的技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

集團按其庫務政策積極管理外幣及利率風險。衍生金融工具主要用作管理利率及外匯風險，並非作投機性用途。為控制信貸風險，集團只與信貸素質良好的機構進行與財務有關的交易。

集團的政策是將一部分債項組合維持為定息或上限息類別。以定息或浮息貸款或採用利率掉期或利率上限合約管理利率風險。於二零零七年六月三十日，集團貸款中的百分之四十四為定息類別。

集團的外匯風險主要來自海外投資，以及進口予港燈的燃料和資本設備所產生的費用。集團運用遠期合約及外匯掉期合約以管理外幣交易風險。於二零零七年六月三十日，集團超過百分之九十九之交易風險以美元為單位或已作對沖為港元或美元為單位。為緩和海外投資所產生的外匯風險，在適當時候集團會以投資項目所在地的貨幣提供項目所需的債務融資。外幣匯率波動會對折算該海外投資之資產淨值時構成影響，由此產生的匯兌差額會包括在集團之儲備賬目內。

於二零零七年六月三十日，未履行的衍生金融工具合約名義總額為港幣六十三億九千七百萬元(二零零六年十二月三十一日為港幣五十三億零六百萬元)。

集團資產押記

集團抵押一聯營公司之股份，作為該聯營公司項目融資貸款的部分抵押安排。於二零零七年六月三十日，集團應佔該聯營公司之賬面值為港幣一億一千五百萬元(二零零六年十二月三十一日為港幣七千五百萬元)。

財務回顧

資本開支、流動資金及財政資源

期內之資本開支為港幣六億七千一百萬元，該資本開支主要以來自營運業務所產生之現金提供資金。於二零零七年六月三十日，向外貸款總額為港幣一百四十八億八千一百萬元(二零零六年十二月三十一日為港幣一百四十六億八千九百萬元)，包括無抵押之銀行貸款及已發行之債務證券。此外，集團已承擔但未動用之銀行貸款總額為港幣五十七億元(二零零六年十二月三十一日為港幣五十六億八千六百萬元)及可動用之流動資金為港幣一百零九億六千八百萬元(二零零六年十二月三十一日為港幣一百零四億六千二百萬元)。

庫務政策、融資活動及資本結構

本公司按其已獲得董事局通過的庫務政策管理財務風險，目的為確保公司有足夠財政資源，以配合再融資及業務發展之需要。本公司之庫務政策有計劃地管理集團外匯、利率及買賣對手的信貸風險。

於二零零七年一月，香港電燈有限公司(港燈)透過其附屬公司Hongkong Electric Finance 有限公司，發行港幣五億元五年期票據，票面息率為年息百分之四點三二。

於二零零七年六月三十日，集團之淨負債為港幣三十九億一千三百萬元(二零零六年十二月三十一日為港幣四十二億二千七百萬元)，資本負債比率為百分之九(二零零六年十二月三十一日為百分之十)。

集團向外貸款包括外匯及利率掉期合約在內的結構如下：

(一) 百分之七十三以港元為單位及百分之二十七以澳元為單位；

(二) 百分之七十四為銀行貸款及百分之二十六為資本市場工具；

(三) 百分之九貸款在一年內償還，百分之六十二貸款償還期為二至五年及百分之二十九貸款償還期超越五年；

(四) 百分之四十四為定息類別及百分之五十六為浮息類別。

展望

在香港，預期低售電增長的趨勢將在二零零七年下半年持續，而高企的燃煤及天然氣價格亦將繼續為燃料成本帶來壓力，並延續至二零零八年。

二零零七年上半年，集團的國際投資項目表現理想。集團在投資香港以外地區的策略已見裨益，並將繼續以此為據，減低對香港電力業務溢利的依賴。

本人謹此向董事局仝寅、管理層及全體員工致謝，感謝他們努力不懈，為集團業務作出貢獻。

主席
霍建寧

香港，二零零七年八月九日

容量為八百千瓦的南丫風采發電站及站內的教育資訊繼續廣受歡迎，成為公眾認識可再生能源的熱門地點。公司亦正就一項在香港水域興建一百兆瓦的離岸風場計劃進行評估，並根據幾個可行的地點進行選址，有關工作預計今年稍後完成，屆時將會進行環境影響評估研究。

二零零七年上半年，公司繼續在輸配電網絡上作出投資，加強系統的可靠性和穩定性。馬師道275/132千伏變電站大樓的建造工程如期進行，預期可於二零零八年八月落成啟用。期內，公司致力為客戶提供最佳服務，所公佈的十八項服務承諾，全部均能達標。

港燈的客戶在二零零七年首六個月繼續享有世界級的供電服務，供電可靠程度自一九九七年以來一直維持在99.999%水平。

二零零七年上半年，公司繼續透過「港燈清新能源基金」推廣可再生能源在香港的應用，亦繼續透過智「惜」用電計劃推廣能源效益的教育工作。

公司繼續與香港特別行政區政府，就香港電力市場在管制計劃協議於二零零八年底屆滿後的規管架構進行商討。我們向政府重申，現時的管制計劃協議，以及協議下所載的准許利潤，能確保可就發電及輸配電設施作出所需之長期投資，以達至香港現時所享有之高度穩定和可靠的電力服務。以上高度可靠的電力服務並非世界上其他地區經常可得。任何二零零八年後的規管架構必須確認公司股東多年來在香港電力基建上不斷作出的巨大投資，以及客戶能繼續享有安全可靠電力服務的重要性。

國際業務

二零零七年上半年，集團在澳洲的電力業務錄得滿意的業績，收入有所增長。英國Northern Gas Networks的表現亦合乎預期。集團擁有百分之二十五權益的泰國叻丕府一千四百兆瓦燃氣發電廠的建造工程亦進展良好。

董事局主席報告

中期業績

二零零七年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十六億六千萬元，較去年同期增加百分之七點三。相較於二零零六年所得的港幣二十一億二千八百萬元溢利，期內香港電燈有限公司(港燈)溢利為港幣二十一億四千一百萬元。集團二零零七年首六個月的國際業務溢利為港幣二億八千六百萬元，較去年同期的港幣二億零九百萬元為高。集團的國際業務在二零零七年上半年取得較高溢利，是由於營運收入增加，及以澳幣作為單位的收入因匯率上揚而上升所致。

中期息

董事局宣佈二零零七年度中期息為每股五角八分(二零零六年為五角八分)。股息將於二零零七年九月二十一日派發予二零零七年九月二十日已登記在股東名冊之股份持有人。

香港業務

二零零七年首六個月的售電量增長為百分之一點五。低增長主要是由於春天較清涼和乾燥的天氣，以及受多項節約能源的計劃所影響，以致大幅抵銷香港強勁經濟下的增長動力。相較於二零零六年同期錄得的二千四百三十四兆瓦最高需求量，二零零七年首六個月的最高需求量為二千四百五十五兆瓦。

南丫發電廠的減少排放計劃在二零零七年上半年繼續進行，包括為第四號及第五號燃煤機組加裝煙氣脫硫裝置和低氮氧化物燃燒器。第五號機組的加裝工程預期可於二零零九年完成，第四號則於二零一零年。預期在未來數年進行的減排措施將有助公司達到政府二零一零年的減排目標。

港燈首台三百三十五兆瓦的燃氣聯合循環機組，即第九號機組，自二零零六年十月投產以來表現理想，預計南丫發電廠在二零零七年所生產的電力，百分之十五將由天然氣產生。預計至二零一零年底，南丫發電廠逾百分之九十的電力，將由天然氣機組、以及裝配有煙氣脫硫裝置及低氮氧化物燃燒器的發電機組所產生。

公司資料

董事局

執行董事	霍建寧 *(主席)* 曹棨森 *(集團董事總經理)* 周胡慕芳 甄達安 甘慶林 李蘭意 李澤鉅 麥堅 陸法蘭 尹志田
非執行董事	夏佳理 麥理思 余立仁
獨立非執行董事	顧浩格 佘頌平 黃頌顯
審計委員會	黃頌顯 *(主席)* 夏佳理 顧浩格 佘頌平
薪酬委員會	霍建寧 *(主席)* 佘頌平 黃頌顯
公司秘書	黃莉華
註冊辦事處	香港堅尼地道四十四號港燈中心 電話：2843 3111　　傳真：2537 1013 電郵地址：mail@heh.com　　網址：www.heh.com
股權登記處	香港中央證券登記有限公司 香港灣仔皇后大道東一百八十三號 合和中心十七樓一七一二至一七一六室
美國證券託存收據託存處	花旗銀行 Shareholder Services P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.

重要日期

公佈中期業績	二零零七年八月九日
暫停辦理股票過戶手續	二零零七年九月十三日至九月二十日 （首尾兩日包括在內）
派發中期股息 **（每股股息：五角八分）**	二零零七年九月二十一日

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)
(股份代號：0006)

二零零七年中期報告

END